Gold Fields Limited Reg. No. 1968/004880/06) (Incorporated in the Republic of South Africa) JSE, NYSE, DIFX Share Code: GFI ISIN Code:ZAE000018123 (“Gold Fields” or the “Company”) DEALING IN SECURITIES In compliance with paragraphs 3.63 to 3.74 of the Listings Requirements of JSE Limited ("the Listings Requirements") the Company hereby advises that directors and prescribed Officers of Gold Fields, and directors of major subsidiaries of the Company took ownership of their vested Performance Shares which were awarded in terms of the Gold Fields 2012 Share Plan (“Scheme”) as amended. Accordingly, the following trades are announced: Name of Director, Prescribed Officer, Director of Major subsidiary PA Schmidt Nature of transaction On market sale of shares in terms of the above Scheme Class of Security Ordinary shares Nature of interest Direct and Beneficial Transaction Date 22/02/2024 Number of Shares traded 177,189 Number of Shares retained 0 Market Price per share R230.0593 Total Value R40,763,977.31 Name of Director, Prescribed Officer, Director of Major subsidiary KM Carter Nature of transaction Deferral of Performance Shares to Restricted Shares towards Minimum Shareholding Requirement Class of Security Ordinary shares Nature of interest Direct and Beneficial Transaction Date 22/02/2024 Number of Shares traded 0 Number of Shares retained 12,924 Market Price per share R230.0593 Total Value R2,973,286.39 Name of Director, Prescribed Officer, Director of Major subsidiary G Lotz Nature of transaction On market sale of shares in terms of the above Scheme Class of Security Ordinary shares Nature of interest Direct and Beneficial Transaction Date 22/02/2024 Number of Shares traded 15,362 Number of Shares retained 0 Market Price per share R230.0593 Total Value R3,534,170.97 Name of Director, Prescribed Officer, Director of Major subsidiary S Mathews Nature of transaction On market sale of shares in terms of the above Scheme Class of Security Ordinary shares Nature of interest Direct and Beneficial Transaction Date 22/02/2024 Number of Shares traded 129,433

Number of Shares retained 0 Market Price per share R230.0593 Total Value R29,777,265.38 Name of Director, Prescribed Officer, Director of Major subsidiary BL Mokoatle Nature of transaction On market sale of shares in terms of the above Scheme Class of Security Ordinary shares Nature of interest Direct and Beneficial Transaction Date 22/02/2024 Number of Shares traded 9,193 Number of Shares retained 10,577 Market Price per share R230.0593 Total Value R4,548,272.36 Name of Director, Prescribed Officer, Director of Major subsidiary JK Mortoti Nature of transaction On market sale of shares in terms of the above Scheme Class of Security Ordinary shares Nature of interest Direct and Beneficial Transaction Date 22/02/2024 Number of Shares traded 14,574 Number of Shares retained 0 Market Price per share R230.0593 Total Value R3,352,884.24 Name of Director, Prescribed Officer, Director of Major subsidiary M Preece Nature of transaction On market sale of shares in terms of the above Scheme Class of Security Ordinary shares Nature of interest Direct and Beneficial Transaction Date 22/02/2024 Number of Shares traded 61,446 Number of Shares retained 70,696 Market Price per share R230.0593 Total Value R30,400,496.02 Name of Director, Prescribed Officer, Director of Major subsidiary L Rivera Nature of transaction On market sale of shares in terms of the above Scheme Class of Security Ordinary shares Nature of interest Direct and Beneficial Transaction Date 22/02/2024 Number of Shares traded 135,348 Number of Shares retained 0 Market Price per share R230.0593 Total Value R31,138,066.14 In terms of paragraph 3.66 of the Listings requirements the necessary clearance to deal in the above securities has been obtained. 27 February 2023 Sponsor: J.P. Morgan Equities South Africa (Pty) Ltd